Exhibit 21.1
EverBank Financial Corp
Listed below are the subsidiaries of EverBank Financial Corp, (the “Registrant”) all of which are wholly owned and are owned directly by the Registrant, unless otherwise indicated.

Name	Jurisdiction of Incorporation

EverBank Wealth Management, Inc.	Delaware

EverBank	United States

AMC Acquisition, Inc.	Florida

EverHome Mortgage Company	Florida

EverInsurance, Inc.	Florida

Elite Lender Services, Inc.	Florida

AMC Holding, Inc.	Florida

CustomerOne Financial Network, Inc.	Delaware

EverTrade Direct Brokerage, Inc.	Missouri

EB Reinsurance Holding, Inc.	Florida

EB Reinsurance Corporation	Hawaii

Tygris Commercial Finance Group, Inc.	Delaware

EverBank Commercial Finance, Inc.	Delaware

Tygris Asset Finance, Inc.	Delaware